

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2023

Bin Zhao
Chief Executive Officer
Agora, Inc.
Floor 8, Building 12
Phase III of ChuangZhiTianDi
333 Songhu Road
Yangpu District, Shanghai
People's Republic of China

      Re: Agora, Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2022
           File No. 001-39340

Dear Bin Zhao:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Disclosure Review Program

cc: Li He